April 28, 2010

Ms. Laura E. Hatch

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, DC 20549

Re:      The Gabelli Utilities Fund (the "Fund")
         Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A (333-81209)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 12, 2010, with respect to the Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017794).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT  #1-COVER  PAGE:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Fund has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if we intend to utilize a summary prospectus.

                  RESPONSE #2: The Fund will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-PORTFOLIO TURNOVER (CLASS AAA SHARES): You requested that the Fund add the heading "Portfolio Turnover" above the corresponding section.

                  RESPONSE #3: The Fund has added this heading on page 2 of the prospectus.

         COMMENT #4-PRINCIPAL INVESTMENT STRATEGIES: You requested that the Fund add disclosure regarding the asset or revenue tests for determining the companies in which the Fund invests under Item 9.

                  RESPONSE #4: The Fund has inserted the following sentence after the first sentence of the first paragraph of the "Information About the Fund's Investment Objective, Investment Strategies, and Related Risks" section:

                  The Adviser will seek to invest in Utility Companies that derive at least 50% of their revenues or earnings from, or devote at least 50% of their assets to, utilities.

         COMMENT #5-PRINCIPAL INVESTMENT STRATEGIES: You requested that the Fund move the last two sentences of the third paragraph of this section to the "Principal Risks" section.

                  RESPONSE #5: The Fund has deleted the  following two sentences
                  from  the  third   paragraph  of  the  "Principal   Investment
                  Strategies" section:

                  The value of common stocks will fluctuate due to many factors, including the past and predicted earnings of the issuer, the quality of the issuer's management, general market conditions, the forecasts for the issuer's industry, and the value of the issuer's assets. Holders of common stocks only have rights to value in the company after all debts have been paid, and they could lose their entire investment in a company that encounters financial difficulty.

                  The following sentence has been inserted after the second sentence of the first paragraph of the "Principal Risks" section of the prospectus:

                  Holders of common stocks only have rights to value in the company after all debts have been paid, and they could lose their entire investment in a company that encounters financial difficulty.

         COMMENT #6-PRINCIPAL RISKS: You requested that the Fund add disclosure regarding the risks of distributions being composed of return of capital.

                  RESPONSE #6: The Fund has added the following risk under "The principal risks presented by the Fund are:" and "Investing in the Fund involves the following risks:":

                  o "RETURN OF CAPITAL" RISK. The Fund's distributions may represent a non-taxable return of capital. A return of capital distribution is a distribution in excess of current and accumulated earnings and profits. A return of capital distribution is tax-free to the extent of a shareholder's basis in its Fund shares and reduces the shareholder's basis to that extent.

         COMMENT #7-PERFORMANCE TABLE: You requested that the Fund delete the second sentence of the text regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for the Fund.

                  RESPONSE #7: This disclosure has been deleted, as it is not applicable to the Fund.

         COMMENT #8-TAX INFORMATION: You requested that the Fund revise the first sentence of this section regarding the primary source of distributions.

                  RESPONSE #8: After the fourth sentence of this section the Fund has added the following sentences:

                  Currently, distributions are expected to include return of capital distributions, which are distributions in excess of current and accumulated earnings and profits. A return of capital distribution is tax-free to the extent of a shareholder's basis in its Fund shares and reduces the shareholder's basis to that extent.

         COMMENT #9-STATEMENT OF ADDITIONAL INFORMATION ("SAI"): You requested that the Fund include the new corporate governance and board member disclosure.

                  RESPONSE #9: The Fund has included such disclosure in the SAI.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President

         cc:  Helen A. Robichaud        Arlene Lonergan
              PNC Global Investment     PNC Global Investment
              Servicing, Inc.           Servicing, Inc.

              Peter D. Goldstein        Richard Prins
              Gabelli Funds, LLC        Skadden, Arps, Slate, Meagher & Flom LLP

              Leslie Lowenbraun
              Skadden, Arps, Slate, Meagher & Flom LLP